UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

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Commission File Number: 001-34225

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VIMICRO INTERNATIONAL CORPORATION

16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Resignation of Chief Operating Officer

Vimicro International Corporation ("Vimicro" or the "Company"), a leading video surveillance technology and solution provider in China, announced that its Chief Operating Officer, Mr. Zhiyuan Chen, has resigned from his position at the Company to pursue other interests. Mr. Chen’s resignation was effective on August 24, 2015. Mr. Chen joined the Company on July 8, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By: /s/ Peter Li
Name: Peter Li
Title: Chief Financial Officer

Date: August 27, 2015

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